SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

Financial Statements

Embratel Participações S.A.

March 31, 2005

with Report of Independent Auditors on Limited
Review of Quarterly Information - ITR

EMBRATEL PARTICIPAÇÕES S.A.

REPORT OF INDEPENDENT AUDITORS ON LIMITED REVIEW OF QUARTERLY
INFORMATION - ITR

March 31, 2005

A free translation from Portuguese into English of Report of Independent Auditors on Limited Review of Quarterly Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

     REPORT OF INDEPENDENT AUDITORS ON
LIMITED REVIEW OF QUARTERLY INFORMATION - ITR

To the Board of Directors and Shareholders

Embratel Participações S.A.

1. We have carried out a limited review of the Quarterly Information (ITR) of Embratel Participações S.A. for the quarter ended March 31, 2005, including the balance sheet, the statement of income, comments on the Company’s performance and other relevant information, parent company and consolidated, all prepared in accordance with accounting practices adopted in Brazil.

2. Our review was conducted in accordance with the specific procedures determined by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accountancy Board - CFC, and consisted, principally of: (a) making inquiries of, and discussions with, officials responsible for the accounting, financial and operating matters of the Company relating to the procedures adopted for preparing the Quarterly Information and (b) reviewing the relevant information and subsequent events which have, or may have, significant effects on the financial position and results of operations of the Company.

3. Based on our limited review, we are not aware of any material modification that should be made to the Quarterly Information referred to in paragraph 1 for it to be in accordance with accounting practices adopted in Brazil, applicable to the preparation of Quarterly Information, in accordance with specific regulations established by the Brazilian Securities and Exchange Commission - CVM.

4. The Quarterly Information for the period ended March 31, 2004, presented for comparison purposes, were reviewed by other independent auditors, whose limited review report thereon, dated May 6, 2004.

     Rio de Janeiro, April 18, 2005
except for Note 27, which date is May 3, 2005

ERNST & YOUNG
Auditores Independentes S.S.
CRC - 2SP 015.199/O -6 - F - RJ

Pedro Lucio Siqueira Farah	Fernando Alberto S. de Magalhães
Accountant CRC-1SP 097.880/O-3-S – RJ	Accountant CRC-1SP 133.169/O-0-S – RJ

A free translation from Portuguese into English of Limited Review of Quarterly Information expressed in Brazilian currency in accordance with accounting practices adopted in Brazil

EMBRATEL PARTICIPAÇÕES S.A.

BALANCE SHEETS
March 31, 2005 and December 31, 2004
(In thousands of Brazilian reais)

		Company		Consolidated
		March		March
		31, 2005	December	31, 2005	December
ASSETS	Notes	(unaudited)	31, 2004	(unaudited)	31, 2004

CURRENT ASSETS		10,991	11,369	3,123,677	2,919,305

Cash and cash equivalents	11	3,544	3,970	930,716	832,028
Trade accounts receivable	12	-	-	1,605,493	1,486,896
Deferred and recoverable taxes	13	7,433	7,374	332,998	387,572
Inventories		-	-	49,040	48,383
Related party assets	24	-	-	3,415	788
Other current assets		14	25	202,015	163,638

NONCURRENT RECEIVABLES		12,516	12,516	1,565,213	1,553,084

Deferred and recoverable taxes	13	-	-	1,315,681	1,306,320
Deposits in court		12,516	12,516	214,466	209,477
Other noncurrent assets		-	-	35,066	37,287

PERMANENT ASSETS		5,015,624	4,664,166	6,618,685	6,666,645

Investments	14	5,015,624	4,664,166	701	1,594
Property, plant and equipment	15	-	-	6,529,618	6,572,605
Deferred assets	16	-	-	88,366	92,446

TOTAL ASSETS		5,039,131	4,688,051	11,307,575	11,139,034

		Company		Consolidated
		March		March
		31, 2005	December	31, 2005	December
LIABILITIES	Notes	(unaudited)	31, 2004	(unaudited)	31, 2004

CURRENT LIABILITIES		110,999	98,996	4,347,255	4,500,608

Loans and financing	19	-	-	2,000,676	2,099,185
Accounts payable and accrued expenses	17	234	65	1,086,417	1,161,230
Taxes and contributions	18	28	16	533,143	491,031
Dividends proposed and interest payable on capital		12,295	12,299	35,590	35,594
Personnel, charges and social benefits		-	-	72,170	73,781
Employees’ profit sharing		-	-	47,396	33,190
Provision for contingencies	21	-	-	460,154	477,264
Actuarial liability – Telos	22	-	-	66,697	68,342
Other current liabilities		98,442	86,616	45,012	60,991

NONCURRENT LIABILITIES		63,091	62,685	1,725,641	1,751,219

Loans and financing	19	-	-	1,302,091	1,330,621
Actuarial liability – Telos	22	-	-	373,779	370,764
Taxes and contributions	18	12,516	12,516	48,856	48,919
Related party liabilities	24	49,660	49,254	-	-
Sundry credits and other liabilities		915	915	915	915

DEFERRED INCOME		-	-	141,523	144,134

MINORITY INTEREST		-	-	228,115	216,703

SHAREHOLDERS' EQUITY AND FUNDS
FOR CAPITAL INCREASE		4,865,041	4,526,370	4,865,041	4,526,370

SHAREHOLDERS' EQUITY	23	4,570,121	4,526,370	4,570,121	4,526,370

Capital stock paid-in		2,273,913	2,273,913	2,273,913	2,273,913
Revenue reserves		2,268,675	2,268,675	2,268,675	2,268,675
Treasury shares		(14,326)	(16,218)	(14,326)	(16,218)
Retained earnings		41,859	-	41,859	-

Advances for future capital increases (“AFAC”)	14	294,920	-	294,920	-

TOTAL LIABILITIES, SHAREHOLDERS' EQUITY
AND FUNDS FOR CAPITAL INCREASE		5,039,131	4,688,051	11,307,575	11,139,034

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

STATEMENTS OF INCOME
For the three-month period ended March 31, 2005 and 2004
(In thousands of Brazilian reais, except for net income per thousand outstanding shares)

		Unaudited
		Company		Consolidated
		March 31,
	Notes	2005	2004	2005	2004
GROSS OPERATING REVENUE

Telecommunications services and equipment sales		-	-	2,506,143	2,499,757
Gross revenue deductions		-	-	(609,825)	(607,107)

Net operating revenue	5	-	-	1,896,318	1,892,650
Cost of services and goods sold	6	-	-	(1,243,527)	(1,255,332)

Gross profit		-	-	652,791	637,318

OPERATING INCOME (EXPENSE)		43,793	1,869	(459,014)	(481,942)

Selling expenses	7	-	-	(227,098)	(216,890)
General and administrative expenses	8	(906)	(1,746)	(233,769)	(279,083)
Other operating income (expenses), net		10	(7,239)	1,853	14,031
Equity pick-up and provision for losses on
subsidiaries’ investments		44,689	10,854	-	-

OPERATING INCOME BEFORE
FINANCIAL INCOME (EXPENSE)		43,793	1,869	193,777	155,376
Financial income (expense)	9	(410)	523	(103,719)	(122,132)

OPERATING INCOME		43,383	2,392	90,058	33,244
Other non-operating income (expense), net		-	-	1,827	(1,204)

INCOME BEFORE TAXES AND
MINORITY INTEREST		43,383	2,392	91,885	32,040
Income tax and social contribution	10	-	2,472	(37,186)	(19,451)
Minority interest		-	-	(11,410)	(7,981)

NET INCOME FOR THE PERIOD		43,383	4,864	43,289	4,608

QUANTITY OF OUTSTANDING SHARES
(IN THOUSANDS)		333,131,837	332,847,011

NET INCOME PER THOUSAND
OUTSTANDING SHARES IN R$		0.13	0.01

The accompanying notes are an integral part of the financial statements.

EMBRATEL PARTICIPAÇÕES S.A.

NOTES TO FINANCIAL STATEMENTS
March 31, 2005
(In thousands of Brazilian reais, unless otherwise indicated)

1. Background and Operations

Embratel Participações S.A. (the “Company”) was incorporated in accordance with article 189 of Law 9,472/97 – General Telecommunications Law, based on Decree No. 2,546 of April 14, 1998. The Company resulted from the spin-off of Telecomunicações Brasileiras S.A. - Telebrás, as approved at the May 22, 1998 General Meeting of Shareholders. The spin-off was approved based on an appraisal report as of February 28, 1998.

The Federal Government sold its interest of 19.26% in the Company at a public auction at the Rio de Janeiro Stock Exchange on July 29, 1998, to Startel Participações Ltda., a Brazilian subsidiary of WorldCom, Inc. (“MCI”).

On July 23, 2004, the operations subject to the contract executed by MCI and Teléfonos de México, S.A. de C.V. (“Telmex”) were concluded. The latter company was established and exists in accordance with the laws of Mexico. Telmex acquired through its subsidiaries Latam Brasil LLC and Latam Telecomunicaciones LLC all of the interest, direct and indirect by MCI of the share capital of Startel Participações Ltda. and New Startel Participações Ltda., parent companies of the Company. The U.S. Bankruptcy Court Judge approved this operation in the second half of 2004. Approval by ANATEL – the National Telecommunications Agency had already occurred in compliance with the telecommunications regulations and approval from a public bidding aspect remained to enable approval by the Administrative Council for Economic Defense – CADE, although Telmex had already assumed management of the Company on July 23, 2004.

On December 13, 2004, an auction was held on the São Paulo State Stock Exchange – BOVESPA, for the public offer for the acquisition of shares in the Company to relinquish control (“OPA”), conducted by Telmex Solutions Telecomunicações Ltda. (subsidiary of Latam Brasil LLC), which acquired 47,841,438 thousand shares of additional common stock, thereby increasing its stake in the Company to 90.25% of common stock (33.57% of total capital).

The Company holds 98.77% of the capital of Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”), which primarily provides international and domestic long-distance telecommunications services in Brazil, under the terms of the concession authorized by the Federal Government, which will expire on December 31, 2005. The assured right of renewing this license for an additional 20-year term, at cost to the Company, is subject to ANATEL’s regulations.

The Company also holds 100,00% of the capital of Vésper Holding S.A. and Vésper Holding São Paulo S.A., as well as the respective subsidiaries (Vésper S.A. and Vésper São Paulo S.A.). The latter two companies are local competitors in São Paulo (Region III) and the North and Northeast (Region I) regions of Brazil. The local telephone service operations are provided in 17 states and their licenses cover 76% of the Brazilian population. In addition to offering a choice of local telecommunications provider to corporate customers, this acquisition served to strengthen and expand Embratel strategy of offering local telephone service and broadband access to small companies and the residential market. According to Act No. 40,812/2003 of ANATEL, it would be necessary to eliminate all overlapping of service areas of types of services derived from the transfer of the Vésper Holding S.A. and Vésper Holding São Paulo S.A. to the Company within 18 months following the publication of this act (November 25, 2003). As such, by May 26, 2005, the licenses of Vésper S.A. and Vésper São Paulo S.A. will be consolidated at Embratel, in compliance with the regulatory order.

Afterwards, there will also be a spin-off of the subsidiary CT Torres Ltda., acquired on March 2, 2004 by Embratel, whose fixed assets comprise 622 communication towers, belonging up to December 2, 2003 to Vésper S.A. and Vésper São Paulo S.A., and an incorporation of the spun off parts into the subsidiaries Vésper S.A. and Vésper São Paulo S.A.

On November 1, 2000, Embratel incorporated Star One S.A. (“Star One”) to manage satellite operations, as the main Brazilian provider of transponders for radio communications services such as: (i) network services; (ii) end-to-end telecommunications services; and (iii) radio and television broadcasting. On the date of its incorporation, all terms related to the Brazilian satellite rights and obligations were transferred to Star One, which became the licensee for providing these services until December 31, 2005, free of any burden, except when indicated, renewable for 15 years under onerous title subject to regulation by ANATEL.

The operations of the Company and its subsidiaries are regulated by ANATEL, the Brazilian telecommunications market regulatory agency, pursuant to Law No. 9,472, of July 16, 1997 and related regulations, decrees, decisions and plans.

2. Presentation of the Financial Statements

The individual and consolidated financial statements are the responsibility of the Company’s Management and were prepared in accordance with the accounting practices adopted in Brazil, regulations applicable to telecommunications concessionaires and rules and accounting procedures established by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários).

Certain reclassifications were performed in the financial statements for the year ended December 31, 2004 to make them consistent with the presentation of the current year.

3. Principal Accounting Practices

The financial statements were prepared using accounting practices and principles consistent with those of the financial statements as of December 31, 2004, published on March 28, 2005.

4. Consolidation Procedures

In the consolidated financial statements, investments in subsidiaries have been eliminated against their respective shareholders’ equity, unrealized intercompany profits or losses, when applicable, equity earnings and provision for losses on subsidiaries’ investments, intercompany income and expenses, intercompany current and non-current asset and liabilities balances and the amount of shareholders’ minority interest of has been separated in the results and shareholders’ equity of the subsidiaries.

The consolidated financial statements of March 31, 2005 and December 31, 2004 include the financial statements of the Company and its subsidiaries, according to direct and/or indirect participation in the share/voting capital, as shown below:

%
Empresa Brasileira de Telecomunicações S.A. – Embratel	98.8
Star One S.A.	80.0
BrasilCenter Comunicações Ltda.	100.0
Click 21 Comércio de Publicidade Ltda.	100.0
Embratel Americas, Inc.	100.0
Embratel Chile S.A.	100.0
Embratel Internacional S.A.	100.0
Embratel Uruguay S.A.	100.0
Palau Telecomunicações Ltda.	100.0
Gollum Investments, Inc.	100.0
Vésper Holding S.A.	100.0
Vésper Holding São Paulo S.A.	100.0
Avantis Investments, Inc.	100.0
Ponape Telecomunicações Ltda.	100.0
Vega 21 Participações Ltda. (1)	100.0
Vetel 21 Participações Ltda. (1)	100.0
CT Torres Ltda.	100.0

(1) Those subsidiaries were dissolved on the first quarter of 2005.

5. Net Operating Revenue

	Consolidated
	March 31,
	2005	2004
Voice
Domestic long distance	1,040,346	1,084,426
International long distance	191,544	203,008
	1,231,890	1,287,434
Data & Internet
Corporate and other	398,030	383,576
Telecommunications companies	49,305	31,430
	447,335	415,006

Local services	149,267	136,464

Other services	67,826	53,746

Total	1,896,318	1,892,650

6. Cost of Services and Goods Sold

	Consolidated
	March 31,
	2005	2004

Interconnection/facilities (1)	(867,525)	(842,829)
Depreciation and amortization	(228,133)	(251,706)
Personnel	(59,357)	(60,035)
Third-party services (2)	(59,948)	(53,908)
Other	(28,564)	(46,854)

Total	(1,243,527)	(1,255,332)

(1)	Expenses related to interconnection/facilities refer to costs with fixed line telephone companies for the use of private circuit lines and interconnection costs paid by Embratel to fixed line and mobile telephone companies, in accordance with the interconnection rules as determined by ANATEL Resolution No. 33, effective April 1, 1998, by ANATEL Resolution No. 319 dated September 27, 2002 and ANATEL Resolution No. 279 dated October 15, 2001.

(2)	Refers mainly to the installation and maintenance of telecommunications equipment and public utilities (electric power).

7. Selling Expenses

	Consolidated
	March 31,
	2005	2004

Allowance for doubtful accounts	(114,891)	(93,901)
Personnel	(66,228)	(63,888)
Third-party services (1)	(44,094)	(55,591)
Depreciation and amortization	(885)	(735)
Other	(1,000)	(2,775)

Total	(227,098)	(216,890)

(1)	These mainly refer to marketing and advertising, assistance and consulting services.

8. General and Administrative Expenses

	Company		Consolidated
	March 31,
	2005	2004	2005	2004

Third-party services (1)	(722)	(1,618)	(106,269)	(150,430)
Depreciation and amortization	-	-	(41,806)	(40,564)
Personnel	(148)	(103)	(33,296)	(44,228)
Taxes	(36)	(24)	(28,830)	(16,139)
Employees’ profit sharing	-	-	(14,387)	(12,640)
Other	-	(1)	(9,181)	(15,082)

Total	(906)	(1,746)	(233,769)	(279,083)

(1)	Refer to maintenance, conservation and cleaning expenses as well as those for public utilities and information technology, printing and postage of telephone bills, auditing, assistance and consulting.

9. Financial Income (Expense)

	Company		Consolidated
	March 31,
	2005	2004	2005	2004
Financial income
Interest on temporary investments and other	192	722	39,108	75,583
Monetary variation - credit	-	-	46	309
Exchange variation - assets accounts	-	249	3,905	3,924

Subtotal	192	971	43,059	79,816

Financial expense
Financial charges	(602)	(448)	(118,916)	(143,811)
Monetary variations – charge	-	-	(7,994)	(8,343)
Exchange variations – liabilities accounts	-	-	(19,868)	(49,794)

Subtotal	(602)	(448)	(146,778)	(201,948)

Total	(410)	523	(103,719)	(122,132)

In the first quarter of 2005, the US dollar valued by 0.44% (valued by 0.67% in the same period of 2004) against to the Brazilian real, and thus, the Company recorded an exchange variation expense of R$19,868 in the period (exchange variation expense of R$49,794 in the same period of 2004), net from results on hedge contracts recorded during the period (expenses of R$13,253 and R$20,183 in 2005 and 2004, respectively).

10. Income Tax and Social Contribution on Profits

The Company and its subsidiaries are subject to corporate income tax - IRPJ and social contribution on profits - CSSL based on taxable income and have chosen to pay these taxes based on monthly estimates. As provided in current tax legislation, the monthly estimated payment is suspended or reduced when the amounts calculated according to this criteria exceeds those calculated based on the accumulated actual profit of the current period, upon balance sheets prepared for this purpose. The amounts prepaid of IRPJ and CSSL are recorded as Income Tax – Estimate and Social Contribution and are presented as a deduction from the respective taxes payable in the financial statements (Note 18).

The provision for income tax is calculated based on taxable income at a rate of 15% plus a 10% surcharge provided for in law. The social contribution is calculated at a rate of 9%.

On March 31, 2005, Embratel had R$1,043,343 of tax losses carryforward (R$1,069,625 on March 31, 2004) and R$921,533 negative basis of social contribution (R$943,303 on March 31, 2004), that can be offset according to Law 8,981, which limited offsetting of accumulated tax losses and negative bases for social contribution to 30% of taxable income generated in each fiscal year.

On March 31, 2005, the subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A. and their subsidiaries had together tax losses carryforward and negative bases of social contribution of R$3,397,955 and R$3,402,372, respectively (R$2,879,626 and R$2,882,627, respectively, on March 31, 2004). Due to the fact that these companies did not present taxable income, as well as due to uncertainties regarding the realization thereof, the respective tax credits have not been recognized.

10.1. Income tax and social contribution income (expenses)

Income tax and social contribution expenses include the current expense, computed in accordance with current tax legislation, and deferred expense calculated on the temporary differences arising or realized in the year, tax losses carryforward and negative bases of social contribution. The consolidated deferred income tax and social contribution expense, recorded for the three months ended March 31, 2005, totaled R$1,799 (income of R$1,624 in the same period ended in 2004), resulting from the allowance of doubtful accounts, tax losses carryforward and other temporary non-deductible expenses as well as other temporary non-taxable income (Note 13).

Breakdown of income tax and social contribution income (expense):

	Company		Consolidated
	March 31,
	2005	2004	2005	2004
Current
Social contribution	-	-	(9,037)	(5,509)
Income tax	-	-	(26,350)	(15,566)
Total current	-	-	(35,387)	(21,075)

Deferred
Social contribution	-	654	(282)	477
Income tax	-	1,818	(1,517)	1,147
Total deferred	-	2,472	(1,799)	1,624

Total income (expense)	-	2,472	(37,186)	(19,451)

The current income tax and social contribution expense reported in the consolidated statements of income for the first quarter of 2005 and 2004 are mainly attributable to Star One.

10.2. Reconciliation of tax income (expenses) with nominal rates

The reconciliation of income tax and social contribution calculated based on the nominal tax rates in relation to the amounts recorded is shown below:

	Company		Consolidated
	March 31,
	2005	2004	2005	2004

Income before taxes and minority interest	43,383	2,392	91,885	32,040

Tax expense at nominal rate – 25%	(10,846)	(598)	(22,971)	(8,010)
Adjustments to obtain the effective rate:
IRPJ on amortization of goodwill on merger	-	-	(1,653)	(1,653)
Unrecorded tax credits owed to CVM 371 (1)	(326)	-	(3,286)	(6,483)
Equity pickup and provision for losses on subsidiaries’
investments	11,172	2,713	-	-
Other permanent additions (exclusions)	-	(297)	43	1,727

IRPJ credits (expenses) in the statements of income	-	1,818	(27,867)	(14,419)

Social contribution expense at nominal rate – 9%	(3,904)	(215)	(8,270)	(2,884)
Adjustments to obtain the effective rate:
CSSL on amortization of goodwill on merger	-	-	(595)	(595)
Unrecorded tax credits owed to CVM 371 (1)	(118)	-	(1,183)	(2,334)
Equity pickup and provision for losses on subsidiaries’
investments	4,022	977	-	-
Other permanent additions (exclusions)	-	(108)	729	781

CSSL credits (expenses) in the statements of income	-	654	(9,319)	(5,032)

Total of income tax and social contribution	-	2,472	(37,186)	(19,451)

(1)	This basically refers to the losses incurred by the subsidiaries Vésper Holding São Paulo S.A. and Vésper Holding S.A., on which no tax credits were established due to the uncertainties involved in the realization of them.

11. Cash and Cash Equivalents

	Company		Consolidated
	March	December	March	December
	31, 2005	31, 2004	31, 2005	31, 2004

Cash and bank deposits	84	183	188,521	45,697
Foreign short-term investments	-	-	80,209	124,638
Marketable securities	3,460	3,787	661,986	661,693

Total	3,544	3,970	930,716	832,028

Marketable securities are represented primarily by investment fund quotas and fixed income securities. The foreign investments are short-term financial applications based on the mutual traffic of values received from foreign telecommunications operators.

12. Trade Accounts Receivable

	Consolidated
	March	December
	31, 2005	31, 2004

Voice services	2,683,275	2,495,792
Data, telecommunications companies and other services	879,501	901,149
Foreign administrators	252,361	210,435

Subtotal	3,815,137	3,607,376
Allowance for doubtful accounts	(2,209,644)	(2,120,480)

Total	1,605,493	1,486,896

The Company monitors its past due accounts receivable and the balance of the allowance for doubtful accounts as of March 31, 2005 was mainly made up of amounts overdue more than 90 days, from basic voice customer users, advanced voice, data and other services, as well as estimated amounts based on historical losses. Until June 30, 2004, the Company recognized an allowance for doubtful accounts as from the first day after maturity, gradually adjusting the provision until it reaches 100% of the provision for invoices overdue more than 120 days. This modification in the estimation process did not generate any material effects in the income statement for the quarter.

The Company continues to work intensely in the management of invoicing processes and systems, collection and fraud as well as blocking calls to assure that defaulting or fraudulent customers do not use the network. These systems and processes have enabled greater control of expenses incurred in doubtful receivables by Embratel.

13. Deferred and Recoverable Taxes

	Company		Consolidated
	March	December	March	December
	31, 2005	31, 2004	31, 2005	31, 2004
Deferred income tax and social contribution assets
Provision for write-off of property, plant and
equipment / accelerated depreciation	-	-	34,494	35,215
Tax losses carryforward	-	-	260,836	263,858
Negative basis of social contribution	-	-	82,938	83,759
Allowance for doubtful accounts	-	-	651,612	623,672
Goodwill on the acquisition of investment	-	-	6,743	8,991
COFINS/PIS – temporarily non-deductible	1,872	1,872	30,403	30,403
Other deferred taxes (provisions)	-	-	211,831	203,778
Subtotal	1,872	1,872	1,278,857	1,249,676

Withholding income tax (IRRF)	4,929	4,859	70,617	80,947
Recoverable income tax/social contribution	632	643	11,399	27,674
Value-added goods and services - ICMS	-	-	180,594	193,754
Income tax on net income - ILL	-	-	7,218	41,625
FUST (b)	-	-	67,136	66,205
FUNTTEL	-	-	1,446	1,446
Other	-	-	31,412	32,565

Total	7,433	7,374	1,648,679	1,693,892

Current	7,433	7,374	332,998	387,572

Noncurrent	-	-	1,315,681	1,306,320

a) Deferred income tax and social contribution

Deferred taxes were recorded on the assumption of future realization as follows:

- Tax losses and negative basis of social contribution will be compensated at the limit of 30% of the taxable income in each period.

- Goodwill on investment: realization will occur proportionally to the amortization of the goodwill from Star One, in a 5-year term, ending in 2006.

- Other temporary differences: realization will occur upon payment of the accrued provisions, and the effective write-off of underlying doubtful accounts or any other event which may result in a recorded loss.

CVM Instruction No. 371 established for cumulative conditions to record and maintain deferred tax assets arising from temporary differences, tax losses carryforward and negative basis of social contribution as follows:

• Presentation of a history of profitability on the basis of the generation of taxable income during at least three of the last five years or presentation of basic actions implemented for the future generation of taxable income; and

• Presentation of an expectation to generate future taxable income based on a technical feasibility study, which supports the realization of deferred tax assets within 10 years.

Studies conducted by the Company indicate full recovery of the amounts recognized by the subsidiaries within the period defined by this instruction.

The technical studies, which support the maintenance of the recorded amounts, correspond to Management’s best estimates regarding the Company’s projected income. As such, due to the inherent nature of financial forecasts and uncertainties of information based on future events, many considering the market in which the Company operates, there may be differences between the actual results and those shown in the financial projections.

The table below shows the schedule for realization of the deferred tax assets recorded by Embratel:

Year/period

2005	48,987
2006	151,716
2007	161,216
2008	183,087
2009 to 2014	716,842
Total	1,261,848

     The Company’s Management is monitoring the evolution of the deferred tax assets. Hence, should future analyses and forecasts indicate that profitability do not reflect the premises of the study, write-offs accounts should be considered. However, some measures have already been or are being taken by the Company’s Management in order to make its business return to profitability and, in doing so, to assure the realization of tax credits, among which we highlight:

i) Better management of services to improve the quality of earnings and reduce the costs of default payments (Note 12);

ii) Ongoing efforts to leverage income and reduce operating costs; and

iii) Reduced financial charges through changes in the Company’s debt profile.

b) Recovery of FUST contribution

In December 2003, ANATEL issued an official letter clarifying that the connection costs are deductible from the contribution calculation base of FUST – Telecommunications Systems Universalization Fund.

In the second quarter of 2004, Embratel, concluded a review of the calculation basis of the referenced contribution tax and recorded a corresponding credit in the amount of R$57,736. On March 31, 2005, these credits amounted to R$64,147 (R$63,216 on December 31, 2004).

Additionally, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. have a total recorded amount of R$2,989 to recover regarding the contribution destined to FUST.

14. Investments

	Company
	March	December
	31, 2005	31, 2004
Investments - at equity
Empresa Brasileira de Telecomunicações S.A.	4,739,349	4,682,811
AFAC	294,920	-
Other	10	10
	5,034,279	4,682,821
Negative goodwill on acquisition of investments
Vésper Holding S.A. and Vésper Holding São
Paulo S.A. (*)	(18,655)	(18,655)
Total	5,015,624	4,664,166

(*)	Since the negative goodwill on the acquisition of Vésper Holding S.A. and Vésper Holding São Paulo S.A. is not economically based, it will be amortized only in case of write-off or sale of the investment.

Pursuant to Article 12 of CVM Instruction No. 247/96, the Company recorded a provision in current liabilities in the heading Other obligation, related to the capital deficiency of its subsidiaries Vésper Holding S.A. and Vésper Holding São Paulo S.A., totaling R$98,441 as of March 31, 2005 (R$86,592 as of December 31, 2004).

On March 16, 2005, the Company made an advance for future capital increase of R$294,920 at Embratel. These funds arose from the advance for future capital increase made by Startel Participações Ltda. at the Company, in the same amount. Although the corporate documents for this transaction have not been formalized, this capital contribution was considered in the valuation of the investments.

15. Property, Plant and Equipment

		Consolidated
					December
		March 31, 2005			31, 2004
	Annual
	depreciation/		Accrued
	amortization		depreciation/	Net book	Net book
	(%) rates	Cost	amortization	value	value

Switching equipment	10.00	2,801,532	(1,323,792)	1,477,740	1,500,577
Transmission equipment	5.00 to 20.00	9,234,171	(5,688,821)	3,545,350	3,674,331
Buildings and ducts	4.00	1,389,211	(750,804)	638,407	650,352
Land	-	196,231	-	196,231	196,231
Other assets
Sundry equipments (1)	10.00 and 20.00	768,873	(576,718)	192,155	210,193
Intangibles (2)	4.00 and 20.00	1,434,458	(909,557)	524,901	561,809
Telecommunications infrastructure	4.00, 5.00 and 10.00	783,218	(552,306)	230,912	239,100
Operating license (3)	20.00	29,836	(28,872)	964	1,036
Impairment of assets (4)	-	(1,349,076)	350,737	(998,339)	(1,062,157)
Construction in progress	-	721,297	-	721,297	601,133

Total		16,009,751	(9,480,133)	6,529,618	6,572,605

(1)	Vehicles, information technology equipment, furniture and fixtures.

(2)	Software licenses and rights of way.

(3)	Refers to the cost of operating licenses (authorizations) acquired by the subsidiaries Vésper São Paulo S.A. and Vésper S.A. for engagement in the switched land line telephone services extended to public users in general, which types of services provided are to be on a private basis including intra-regional, domestic long distance calling in the regions I and II of the General Grant Plan. It is also mandatory that these services also be provided on a local basis. The authorization term is for 20 years, as from the date that the authorization for the use of radio frequency was extended (beginning February 4, 1999) onus bearing and renewable for only one equal term only.

(4)	On November 30, 2003, the Management of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., on the basis of an assessment of the capacity to generate future cash flow, concluded that the values of their permanent assets had not been fully recovered and established a provision for the adjustment of the realization value of their permanent assets (property, plant and equipment, licenses and deferred assets). In December 2004, a new assessment was conducted which resulted in recognition of an additional provision in the amount of R$32,000.

a) Assets related to concession contract

The concession to provide domestic and international long-distance telecommunications services foresees the reversibility of certain fixed assets indispensable for the rendering of concession services, in order to guarantee its continuity after the concession expires.

In regard to the fixed assets considered as reversible, the General Telecommunications Law established that those assets are allocated for use in services provided under concession, which prevents their removal, disposal, assignment or use as guarantee in mortgages without the express prior authorization of the regulatory authority.

b) Assets pledged as a guarantee

As of March 31, 2005, the Company had real estate and other fixed assets listed and/or designated as guarantees in lawsuits, in the amount of R$847,458 (R$845,219 on December 31, 2004).

c) Construction of Star One C-1 and Star One C-2 Satellite

In 2001, Star One signed an agreement with Alcatel Space Industries (ASI), for the construction of the Star One C-1 satellite. The cost of the project was US$141,700 and the construction was expected to last 32 months through 2005. In April 2002, Star One and Alcatel entered into an agreement to review the technical specifications of the satellite Star One C-1, which decreased the amount of the project to US$126,105.

Due to modifications to the technical specifications of the satellite, the contract was amended and, in March 2004, the last amendment was signed, changing the total amount to US$212,100 and the new configuration was set of 28, 14 and 1 transponders in C, Ku and X bands, respectively.

The agreements began on September 30, 2003 and the term for placement of the satellite into orbit and delivery of the earth control station is 30 months. The launching is scheduled for the first semester of 2006.

The amendment establishes that in case of cancellation of the satellite Star One C-1 construction, Star One has to reimburse third parties the costs incurred, plus 5%, less the payments already made.

The amount related to this contract is recorded as construction in progress as of March 31, 2005 and totals R$285,539 (R$275,971 on December 31, 2004).

In January 2005, Star One signed an agreement with Alcatel Space Industries for the construction and deliver in orbit of the C-2 satellite, as well as the expansion of the earth control station. The total estimated investment amounts to US$195,000, including the launch insurance. This satellite will have 44 transponders and will cover South America, México and Florida. The launching is scheduled for the first quarter of 2007. To date, there is no financing contract related to this construction and the Company has been paying to Alcatel Space Industries through its own resources.

The amount related to this contract is recorded as construction in progress as of March 31, 2005 in the amount of R$35,999.

16. Deferred Assets

	Consolidated
	March	December
	31, 2005	31, 2004

Pre-operating expenses	170,098	170,098
Goodwill (1)	102,426	102,426
Impairment provision (2)	-	(12,587)
Accumulated amortization	(184,158)	(167,491)
Net book value	88,366	92,446

(1)	This item refers to the goodwill paid by the former parent company of CT Torres on its acquisition of this company, which was later capitalized in CT Torres. This goodwill is based on an economic assessment report, and the amortization term for the aforementioned goodwill has been reduced from 10 to 6 years beginning on November 1, 2004.

(2)	The impairment provision refers to the pre-operating expenses of the subsidiaries Vésper São Paulo S.A. and Vésper S.A., acquired on December 2, 2003, which deferred charges balance were fully amortized in the first quarter of 2005.

17. Accounts Payable and Accrued Expenses

	Consolidated
	March	December
	31, 2005	31, 2004

Suppliers	762,865	837,777
Foreign administrators	176,624	169,283
Consignments for third parties	136,069	118,013
Other	10,859	36,157

Total	1,086,417	1,161,230

18. Taxes and Contributions

	Company		Consolidated
	March	December	March	December
	31, 2005	31, 2004	31, 2005	31, 2004
Indirect taxes
ICMS (value-added tax)	-	-	290,613	269,607
PIS/COFINS (social/finance contributions)	1	-	32,625	40,393
PIS/PASEP – in suspension	-	-	147,600	144,342
PIS/COFINS – judicial deposit in court (1)	12,516	12,516	13,443	15,030
ISS (municipal service tax)	-	-	12,292	11,860
Other	27	16	14,535	20,016

Deferred tax liabilities
IRPJ and CSSL Law 8,200/91 – supplementary monetary
restatement	-	-	36,187	36,522
IRPJ – revenue of exportation	-	-	23,014	-
CSSL – revenue of exportation	-	-	8,285	-

Other – income taxes (2)	-	-	3,405	2,180

Total	12,544	12,532	581,999	539,950

Current	28	16	533,143	491,031
Noncurrent	12,516	12,516	48,856	48,919

(1)	In 1999, Embratel questioned the change introduced by Law No. 9,718/99 which increased: (a) taxable income for the calculation of PIS and COFINS, including financial income and exchange variations and (b) the COFINS tax rate from 2% to 3%. Despite this questioning, Embratel continued to record the total amount of the tax liability and made a court deposit during the period comprising August 1999 to April 2001. As from May, 2001, and based on case law, the Company decided to discontinue making these deposits and began to pay PIS and COFINS according to the terms of prevailing legislation. On August 29, 2002 Provision Measure (MP) No. 66 was published which permitted the settlement of tax liabilities, which had been under legal dispute without carrying any fines. Embratel then decided based on this MP and on the petition filed in court, to settle the debt by presenting the taxes and contributions provided for in the amount of R$173,122, net from the corresponding court deposits of an equal amount.

(2)	This item mainly refers to the provision for income and social contribution taxes (estimate) and Withholding Income Tax – IRRF.

19. Loans and Financing

	Consolidated
	March 31, 2005			December 31, 2004
	Short term	Long term	Total	Short term	Long term	Total
Local currency
Commercial Paper	1,062,566	-	1,062,566	1,019,050	-	1,019,050
Finame	7,506	11,397	18,903	6,813	13,862	20,675
ICMS Financing	1,316	28,988	30,304	208	28,817	29,025
Leasing	1,809	1,588	3,397	1,351	1,702	3,053
Total	1,073,197	41,973	1,115,170	1,027,422	44,381	1,071,803

Foreign currency
Bank loans	823,158	391,192	1,214,350	957,294	430,564	1,387,858
Foreign debt securities	27,675	733,205	760,880	3,936	729,960	733,896
C-1 Star One satellite
financing	782	127,944	128,726	1,715	111,301	113,016
Suppliers	2,122	-	2,122	14,042	3,623	17,665
Leasing	16,898	-	16,898	18,265	158	18,423
Exchange “Swap”	56,844	7,777	64,621	76,511	10,634	87,145
Total	927,479	1,260,118	2,187,597	1,071,763	1,286,240	2,358,003

Total of debt	2,000,676	1,302,091	3,302,767	2,099,185	1,330,621	3,429,806

As described in Note 20, the Company entered “swap” agreements for the purpose of mitigating fluctuation risks related to exchange parity between the local currency and another foreign currency. On March 31, 2005, the debt position was as shown below:

	Amount	%	Average cost of debt

Hedged or in local currency	1,414,312	70.7	98.14% CDI
Unhedged	586,364	29.3	US$ + 2.93%
Short term	2,000,676	100.0

Hedged or in local currency	299,131	23.0	71.10% CDI
Unhedged	1,002,960	77.0	US$ + 9.65%
Long term	1,302,091	100.0

Hedged or in local currency	1,713,443	51.9	93.42% CDI
Unhedged	1,589,324	48.1	US$ + 7.17%
Total debt	3,302,767	100.0

a) Repayment schedule

A breakdown of long-term amortization of the principle as of March 31, 2005 and the corresponding maturity dates are shown below:

Consolidated

2006	130,512
2007	169,652
2008	849,478
2009	57,199
2010 to 2013	95,250
Total	1,302,091

b) Percentage breakdown of the total debt by foreign/original index:

	Consolidated (%)
	March	December
	31, 2005	31, 2004

US dollar	61.8	64.1
Euro	4.4	4.7
CDI – Interbank Certificate of Deposit	32.2	29.7
TJLP – Long Term Interest Rate	0.6	0.6
Reais	1.0	0.9
Total	100.0	100.0

c) Rollover of debt

In June 2004, Embratel closed its debt rollover program, which began in March 2003, whereby all outstanding debt was subject to a new amortization schedule. The interest rates negotiated in these loans were Libor + 4% per annum or CDI + 4% per annum.

d) Prepayment of refinancing

In December 2004, Embratel finalized the liquidation process prepaying the debts, which were part of the 2003 rollover program. This process begun in December of 2003, which resulted in the disbursement of approximately US$766 million, with special emphasis on the second half when approximately US$558 million was paid, thereby eliminating Libor + 4% per annum CDI + 4% per annum interest rates. Funds raised from the issuance of Notes and Commercial Papers were used as well as other funds raised during the end of the fourth quarter of 2004.

In the first quarter of 2005, the Company made an US$87 million debt prepayment, which carried an approximate cost of Libor + 3.2% p.a. and a fixed cost of 9.9% p.a..

The objective of the Company was to reduce the financial charges and terminate the covenants agreed upon for the debt refinancing.

e) Commercial paper

In November 2004, Embratel issued R$1 billion in promissory notes at 102.3% of CDI, for a period of 180 days renewable for another 180-day period, to substitute the debt arising from the refinancing agreement of March 2003.

f) Foreign currency bank loan

In the fourth quarter of 2004, Embratel secured loans in the amount of US$165 million carrying one year maturities and three month Libor + 1.2% per annum interest rates.

New loans were obtained in January 2005 by Embratel, in the amount of US$60 million, maturing within one year, of which US$35 million accrues interest at the foreign exchange coupon + 1.2% p.a. and US$25 million at Libor + 1.2% p.a..

g) Foreign debt securities – Notes

In June 2004, Embratel conducted a “note” exchange offer in the amount of US$275 million issued in December 2003, for the purpose of aligning debt securities with Securities and Exchange Commission – SEC. The securities issued prior thereto were private and the new ones are public issues. The new notes carry the same terms as the securities issued previously, and have maturities in 2008 and carry an interest rate of 11% per annum.

h) Star One C-1 satellite financing

In August 2003, Star One entered into a new financing contract for the manufacture of the Star One C-1 satellite with BNP Paribas (lead bank) and Sociéte Génerale, replacing the contract entered into in April 2002. The new financing of US$194,172 has a grace period of 38 months, with repayment in 14 semi-annual installments over 10 years. The interest rate during the grace period is Libor + 0.75% p.a. and during the repayment period is fixed at 3.93% p.a.

In July, through a contractual amendment, the amount of the debt was changed to US$185.232, due to the reduction in the project cost and changes in the payment schedule. Through March 31, 2005, the draws totaled US$47,471.

Star One shall comply with some financial covenants such as the ratio of total debt and income before taxes, interest, depreciation and amortization (“EBTIDA”). To date, Star One has complied with all covenants.

i) ICMS Financing

In September 2002, the subsidiary Vésper S.A. began financing of 60% of the amount of ICMS effectively calculated on operating income, through an agreement entered into with the Rio de Janeiro State Government and the Banco do Brasil, as its financial agent. The credit line is R$940,000, during the 60 month period, and there is a grace period of 84 months and repayment term of 60 months, carrying interest at rates of 4.5% to 6% per annum and a service fee equal to 1% of the each installment released. The subsidiary Vésper S.A. used R$30,096 (R$28,817 on December 31, 2004) of the total line of credit and the total balance of R$30,303 on March 31, 2005 (R$29,025 on December 31, 2004).

j) Suppliers

In January 2005, Star One settled the financing contracts with Gilat Satelite Networks, totaling US$2.4 million.

Suppliers’ financing was hired in foreign currency by the subsidiary Vésper S.A., for the purchase of equipment needed for providing telecommunications and data (internet) services.

k) Guarantees

The guarantees pledged in connection with outstanding loans and financing were substantially compressed of promissory notes, which although not represent actual guarantees, are legal instruments that can be executed judicially in the event of default.

The guarantees pledged to the banks participating in the debt rollover program were cancelled at the end of the fourth quarter of 2004, due to the early liquidation of the refinanced debt.

l) Covenants

Embratel is bound by financial covenants to the creditor banking institutions principally involving the level of indebtedness, financial expense limits and minimum earning before financial result, income taxes, depreciation and amortization (“EBITDA”), which as of the present date, are in compliance.

20. Financial Instruments

Assets and liabilities originating from financial instruments are recorded in the balance sheet and approximate market values.

a) General comments

Embratel carries out transactions with financial instrument designed to reduce the exposure to risks of fluctuation in currency and interest rates that usually involve swap of indices and/or earnings/interest rates of cash equivalents, marketable securities and loans. Management of these risks is concluded through a hedging policy based on the measurement of the Company’s financial risk, using the VaR (Value at Risk) Factor.

b) Risk management

The daily market risk estimate is performed through statistical instruments such as the Value at Risk (VaR) parameter, which enables consolidation of interest and exchange risks on a common and integrated measurement for all financing operations. In addition to the calculation of VaR, the Stress-Test methodology is also used whereby it is possible to estimate the loss in an extreme situation in a country’s macroeconomic scenario.

In this sense, a system which is applies this methodology has been developed named EBTaR (Embratel at Risk). This system also validates the VaR obtained and uses the Back-Test as a historical one-year series.

c) Interest rate and currency swaps

Embratel used derivative operations with banks to protect investments against foreign interest rate and currency fluctuations in comparison to the Brazilian real, which impact the amount in local currency required for the payment of foreign currency liabilities as shown below:

	Agreement
			Reference value	Book value	Market value
	Date	Maturity	(US$)	(R$)	(R$)

Exchange Swap	Sundry	06/14/05 to 12/12/08	194,771	64,621	67,884

Losses derived from these operations are due to the variation of indices contracted and are recorded on an accrual basis in “Financial Income (Expense)” in the consolidated statements of income.

d) Criteria, assumptions and limitation in the market value calculations

- Cash and cash equivalents, current accounts receivable and payable – The carrying values of financial instruments approximate their corresponding market values due to the short-term maturities of these instruments.

- Loans and financing and swap operations (hedge) – The market value is calculated using projections of the yields associated with each instrument at the present value, using the term structure of the interest rate and the exchange coupon, prevailing on the financial market for the current date.

Limitations – The market values are calculated as a specific time on the basis of available market information and data regarding the financial instruments. The changes in the assumptions can significantly impact the estimates.

The financial instrument recorded as assets and liabilities as of March 31, 2005, which market values differ from there carrying values are shown below:

Consolidated
	March 31, 2005		December 31, 2004
	Book	Market	Book	Market
	value	value	value	value

Loans and financing	3,302,767	3,063,969	3,429,806	3,220,803

21. Provision for Contingencies

In the normal course of business, the Company and its subsidiaries are parties to legal proceedings and potential discussions which were or may be raised by the competent authorities, including among others civil, regulatory, tax, social security and labor issues.

A significant portion of the contingencies involve issues that are extremely complex and unique to the Company and/or the telecommunications industry, arising from different interpretations of the laws in effect, which are not yet covered by consolidated jurisprudence.

It should also be noted that most issues resulted from procedures followed prior to the Company's privatization, based on instructions issued by government entities at the time.

Based on the facts currently available and on the legal advisors’ opinion, the subsidiaries’ Management believes that the outcome of a significant portion of current and potential disputes will be favorable to the Company, and for those claims which the unfavorable outcome is considered probable, a provision has been recorded.

In accordance with CVM requirements and IBRACON Statement NPA No. 09, the Company discloses all contingent liabilities when the possibilities of loss are assessed as possible or remote. The Company discloses and records provision for the contingent liabilities evaluated as probable and reasonably estimated.

The table below states the amounts involved:

	Consolidated
	Probable		Possible
	March	December	March	December
Nature	31, 2005	31, 2004	31, 2005	31, 2004

Labor	90,865	91,434	78,861	75,097
Tax	209,828	94,294	1,947,629	1,951,393
Civil	159,461	291,536	195,748	191,348
Total	460,154	477,264	2,222,238	2,217,838

21.1. Labor contingencies

These contingencies involve several labor claims, primarily related to salary issues such as differences in salaries and benefits, overtime and others.

21.2. Tax contingencies

	Consolidated
	Probable		Possible
	March	December	March	December
Claims	31, 2005	31, 2004	31, 2005	31, 2004

ICMS (a)	202,637	87,115	1,144,405	1,154,207
Income tax on inbound international
income (b)	-	-	351,635	351,635
INSS (Brazilian Social Security
Institute) (c)	-	-	47,000	47,000
PIS (d)	-	-	160,723	159,000
COFINS (e)	-	-	240,915	236,600
Others (f)	7,191	7,179	2,951	2,951
Total	209,828	94,294	1,947,629	1,951,393

a) ICMS

Embratel has tax contingencies due to the non-payment of ICMS on international and other services considered by Embratel as exempted or nontaxable, as well as the offset of supposedly non-deductible credits. Part of these contingencies amounting to R$202,550 (R$86,650 on December 31, 2004), have been assessed as probable losses. Those contingencies assessed as possible losses by the legal counsels amount to an historic amount of approximately R$883,947 (R$893,749 on December 31, 2004).

In July 2002, Star One was assessed in Rio de Janeiro in the amount of R$236,000, in which is demanded ICMS on the rental of transponders and on broadband Internet services. In March 2004, Star One was assessed in the Federal District, in the amount of R$19,806 for nonpayment of ICMS over of satellite capacity and other accessory obligations. The Management of Star One and their legal advisors have evaluated the chances of loss in the cases as possible.

The subsidiary Vésper S.A. has ICMS related assessments the amount of R$4,739 (R$5,174 on December 31, 2004), of which R$87 (R$465 on December 31, 2004) has been accrued in the financial statements and R$4,652 had the chances of loss evaluated as possible.

b) Income tax on inbound international income

Based on its legal advisor’s, opinion, Embratel believes that the foreign operating income from telecommunications services (inbound traffic) is not subject to taxation. In connection with this matter, in late March 1999, the Federal Revenue Agency (SRF) assessed Embratel in the amount of R$287,239 for failing to pay the related income tax for the years 1996 and 1997. Embratel appealed to the Taxpayer’s Council and the decision is still pending.

In June 1999, Embratel was further assessed for the same subject related to 1998 in the amount of R$64,396.

Due to the unfavorable decision at the administrative level, a Writ of Mandamus was filed which was initially judged unfavorably to Embratel. Nevertheless, this decision was amended due to the appeal filed and the Federal Regional Court has reached an understanding, which was favorable to Embratel. Embratel’s Management and legal counsel, consider the probability of loss as possible.

c) INSS (Brazilian Social Security Institute)

On September 5, 2001, Embratel became aware of the unfavorable decision of the Social Security Council of Appeal on a claim regarding the applicability of Social Security charges (INSS) to certain fringe benefits, such as vacation bonus, life insurance, etc.. The total historical amount of the INSS assessment was R$58,000. Having exhausted all administrative appeals, maintaining the assessment, Embratel, immediately filed a court appeal seeking to cancel this assessment. Based on this initial appeal presented by Embratel, approximately 60% of the credit was reduced, by force of early relief granted by the Court. Later, the INSS itself recognized part of the assessment, approximately 20% of the total, as not valid lowering the amount to R$47,000. Upon such change, the credit reduced by force of early relief granted is now R$25,000, corresponding to more than 50% of the total. The amount of R$22,000, which was not covered by the initial appeal, is currently deposited in court, in an interest-bearing account. In view of analyses conducted internally and by Embratel’s legal advisors, which have identified a series of mistakes in the INSS’s claims’ calculations, the probability of loss was considered possible.

d) PIS

In August 2001, Embratel was assessed by the Federal Revenue Agency in the total amount of R$159,000, related to the contributions to PIS before 1995, which were offset according to Complementary Law No. 7/70. The actual probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of PIS payment from 2000 to 2003, in the amount of R$1,723. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

e) COFINS

In August 2001, Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$342,000, related to the exemption of COFINS on the revenues generated from the export of telecommunications in 1999. Substantial errors were detected in the calculations of during the assessment and, consequently, the amount was reduced by R$220,000. Regarding the remaining amount, Embratel appealed to a higher administrative level, therefore on July 2003, a decision was issued, requiring the claim to be returned to the first administrative level. A new decision was issued by the first administrative level confirming that the remaining updated amount was R$236,600. Embratel appealed to a higher administrative level, which is still pending decision. The probability of loss in regard to the assessment has been classified as possible by the companies’ legal advisors.

     In March 2005, the subsidiary Vésper S.A. received tax assessments referring to federal taxes, mainly related to the requirement of Cofins payment from 2000 to 2003, in the amount of R$4,315. The Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

f) Other tax contingencies

Embratel was assessed in May 2004 by the Federal Revenue Agency (SRF) for the non-withholding of the CIDE on remittances made abroad in the amount of R$2,951. The Company’s Management and its legal advisors assess the chances of an unfavorable outcome in this case as possible.

On March 31, 2005 and December 31, 2004, the Company had a provision of R$5,541, related primarily to legal proceeding of the subsidiary Vésper S.A. seeking the non-payment of CPMF taxes on the conversion of certain foreign exchange contracts.

Additionally, the subsidiaries Vésper S.A and Vésper São Paulo S.A. filed applications for declaration that the additional FGTS payments instituted by Complementary Law No. 110/2001 were not due. Based on the evaluation of the Management of these subsidiaries and that of their legal counsels, the chances of loss in these cases have been classified as probable totaling R$1,650 as of March 31, 2005 (R$1,638 on December 31, 2004).

g) Withholding of income tax on remittances to foreign telecommunications companies

Embratel was assessed by the Federal Revenue Agency (SRF) in the amount of R$410,697, for the non-withholding of Income Tax on payments to foreign telecommunications companies, related to calls initiated in Brazil and completed by those companies abroad (outbound traffic), from December 1994 to October 1998. In September 2002, the SRF issued a sentence reducing the assessment to R$12,975, due to errors in the amounts presented in the assessment. In July 2004, this decision became definitive, since the remaining amounts involved in the assessment, with the legal additional, totaling R$39,462, were paid, and conservatively, recognized as expense in the first quarter of 2003.

Embratel filed a Writ of Mandamus seeking to obtain a pronouncement that the Melbourne Treaty has been in effect in the Brazilian legal system since 1990. In December 2004, the suit was judged extinct without any judgment on its merits, based on the extinction and release of the aforementioned assessment.

21.3. Civil contingencies

	Consolidated
	Probable		Possible
	March	December	March	December
Claims	31, 2005	31, 2004	31, 2005	31, 2004

Disputes with local operators (a)	2,410	2,000	43,349	43,349
ANATEL and public institutions (b)	27,415	13,004	63,335	63,267
Disputes with third parties (c)	129,636	276,532	89,064	84,732
Total	159,461	291,536	195,748	191,348

a) Disputes with local operators

In November 2004, due to the agreements executed separately by Embratel and each one of the local operators (Note 26), the parties required the extinguishment of all legal suits and the charges which aimed the judgment against Embratel for the payment of amounts arising from interconnection contracts executed with the respective local operators, which totaled to a historic amount of approximately R$520,200 on December 31, 2003.

Embratel is the defendant in a collection lawsuit filed by an operator in November 2004. Embratel and its legal advisors believe that the chances of a partial loss of the amounts in dispute are probable and therefore recorded a provision of R$2,410 (R$2,000 on December 31, 2004). In another collection lawsuit in the amount of R$43,349, Embratel and its legal advisors believe that the chances of loss are possible and therefore no provision has been recorded.

b) ANATEL and public institutions

b.1) Implementation of the new domestic telephone number system

As a result of the inconveniences caused to telephone system users by the telecommunications carriers on July 3, 1999, the implementation date for the new domestic dialing system, Embratel was officially notified by ANATEL to pay a fine in the amount of R$55,000 related to the administrative proceeding related to the period during which the carriers implemented the change in the dialing codes. Embratel filed a lawsuit contesting the validity of the fine and the lower court decision was announced, lowering the amount from R$55,000 to R$50,000. At the second judicial level, Embratel prevailed, and the eventual appeals by ANATEL, which have no suspensive effect, are still pending.

Based on the same facts, Embratel was cited in several lawsuits aiming alleged inconveniences caused to users, and presented its defense in each suit. Among the existing suits with estimated amounts, Embratel is the defendant in suits filled by third parties aiming payments at historic amounts of R$2,637 (R$2,569 on December 31, 2004) which are awaiting sentence. In another lawsuit, the state of Rio de Janeiro has filed a tax execution in a historical amount of R$8,500.

Embratel’s Management and its legal counsel assess the chances of loss as possible in the penalty required by ANATEL and third parties. In relation to the tax execution from the state of Rio de Janeiro, Embratel and its legal counsel assess the chances of loss as probable. The restated amount totals R$9,424 (R$8,500 on December 31, 2004).

b.2) Administrative Suits for Noncompliance with Obligations (PADO's)

Due to noncompliance with quality targets, defined by ANATEL in the General Plan of Quality Targets for Fixed Telephone Services (PGMQ), ANATEL filed several Administrative Procedures for Disregarding Obligation (“PADO”) against the subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A..

The Company reports on the quality targets established by the plan through consolidated information provided by the areas responsible for the information being evaluated. When the targets are not attained, penalties are applied on based on initiation, instruction, processing and disclosure of definitive decision from the PADO's.

Due to the opinion of these subsidiaries’ Management and respective legal counsels, the chances of loss related to the PADO's of subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A. were classified as probable and therefore provisions have been recorded in the amounts of R$13,692, R$1,980 and R$2,319, respectively (R$2,161 and R$2,343 as of December 31, 2004, in Vésper S.A. and Vésper São Paulo, respectively).

In relation to Embratel’s fines of R$10,698 (January to June 2000 and October 2000), no provisions were recorded since the chances of loss were classified as possible.

b.3) Portable Vésper

Due to the issuance of Resolution No. 271, of August 6, 2001, which approved the use of Portable User Terminals to provide fixed telephone services through a cordless fixed access line, the subsidiaries Vésper São Paulo S.A. and Vésper S.A. began marketing Portable Vésper as an alternative to their tabletop “ATSs” (Access Terminal Stations).

On July 19, 2002, the mobile phone service providers filed suit to suspend immediately the sale of the product by the subsidiary Vésper S.A., as well as the indemnification for losses caused by the unauthorized sale of Portable Vésper. On September 27, 2004, the Negative Conflict of Competence was judged, dismissing ANATEL of being a part, and declaring the State Justice as competent to decide on the claim.

Due to the understanding of Management of the subsidiary Vésper S.A. and that of its legal advisors, on this matter, the chances of loss in this case are possible.

c) Disputes with third parties

Embratel was notified of the decision in an arbitration case administrated by the International Chamber of Commerce (ICC), Paris, whereby Embratel and another company disputed credits and rights resulting from Embratel contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, which resulted in the payment of indemnities, Embratel recorded a provision of an updated amount of R$23,025 (R$22,798 on December 31, 2004).

Similarly, the subsidiary Vésper São Paulo S.A. was notified of the decision during the course of arbitration administered by the International Chamber of Commerce (ICC), Paris, whereby it and another company discussed credits and rights resulting from contractual infringements. Since the arbitration decision ruled in favor of part of the claims of the other company, resulting in the payment of damages, the subsidiary Vésper São Paulo S.A. recorded a provision for an updated amount of R$4,879 (R$4,792 on December 31, 2004).

The subsidiaries Vésper São Paulo S.A. and Vésper S.A. recorded a provision related to judicial disputes with third parties in the amount of R$2,576 on March 31, 2005 (R$5,980 on December 31, 2004). These amounts represent the estimate of the Companies’ Management, based on the opinion of their legal advisors for probable losses related to several lawsuits filed by clients, service providers and real estate lessors. Suits with losses classified as possible, amount to R$7,829 (R$23,434 as of December 31, 2004).

Embratel filed lawsuits, aiming at the annulment of charges from third parties. In such lawsuits, with one exception, which charges have been suspended, Embratel deposited in court the amounts disputed and other damages awarded. These deposits totaled R$25,709 (R$19,383 as of December 31, 2004). In the opinion of the Management of Embratel, the chances of loss are probable in the total amount of R$58,104 (R$45,116 as of December 31, 2004).

With respects to the unconstitutionality of the provisions of the regulations which introduced procedures burdening the installation and passageways for telecommunications equipment, the subsidiaries Embratel and Vésper S.A. filed a lawsuit and an injunction was granted. The subsidiaries Embratel and Vésper S.A. and its legal counsels understand that the chances of loss are remote.

The subsidiary CT Torres Ltda. is the plaintiff of two Writs of Mandamus, entered into on June 29, 2001, in the city of São Paulo for the purpose of assuring the right of the subsidiary to maintain telephone towers installed in two different locations in the city, due to discrepancies in the interpretation of the municipal legislation regarding Construction and Working Permits specifically for both locations. In the opinion of the Management of the subsidiary and its legal counsels on this matter, the chances of loss are probable in the total amount of R$375.

The subsidiary CT Torres Ltda. is a defendant in three public civil actions totaling R$4,445, filed by the Public Prosecutor Offices of the States of São Paulo, Ceará and Rio Grande do Norte. The purpose of those public civil actions is the regularization of the telephone towers installed in the capitals of these states, due to divergences related to the interpretation of the legislation applied by the Municipalities for the analysis and approval of the process to obtain Construction and Work permits. In the opinion of the Management and its legal counsels the chances of loss in these cases are possible.

Due to the unfavorable decisions of agreements reached, and, considering the assessment of its legal advisors, Embratel recorded a provision for legal disputes with customers and other legal suits, which losses were classified as probable, amounting to R$19,646 (R$27,011 as of December 31, 2004). The suits in which losses were classified as possible amount to R$55,687 (R$42,053 as of December 31, 2004).

Embratel and/or other operators are co-defendants in several suits seeking indemnifications for alleged pain and suffering and pecuniary damages arising from the collection procedures for services rendered by Embratel.

In one Public Civil Suit, in which the plaintiff is the Federal Attorney’s Office, Embratel’s Management and its legal advisors classified the chances of loss as probable and have thus, in the amount of R$6,352 (R$5,500 as of December 31, 2004).

Considering the late stage of other legal suits of several natures, the agreements entered into (the main one resulting in the payment of R$ 44,000 by Embratel in an indemnity suit in the first quarter of 2005) and the opinion of legal advisers, Embratel understands that the probability of an unsuccessful outcome may be considered as probable, and the related up dated amounts total R$14,679 (R$164,960 on December 31, 2004). Other suits, considered as possible losses, total R$21,502 (R$14,800 on December 31, 2004), of which R$10,835 have been deposited in court.

The subsidiaries Embratel, Vésper S.A. and Vésper São Paulo S.A., and other operators are involved in several class action suits filed by the Federal Attorney’s Office and/or States and Associations involving issues related to the compensation of pain and suffering and pecuniary damages allegedly caused to consumers. In the understanding of the Management of the subsidiary and its legal advisors, the chances of loss are probable or possible; however the amounts of any damages awarded are not yet measurable, and therefore, no provisions have been recorded.

22. Actuarial Liability – Telos

Embratel and Star One sponsor the post-retirement benefit plans offered to their employees in the forms of: (a) Defined Contribution (Embratel and Star One); (b) Defined Benefit (Embratel); and (c) Medical and Health Care Plan for retired employees who are participants of the Defined Benefit plan (Embratel). Actuarial studies of the benefits area prepared at the end of each year in compliance with the CVM Deliberation No. 371, issued on December 13, 2000, to identify whether the contribution rates are sufficient to constitute the reserves necessary for the payment of current and future payments. The referenced plans are the sole post-retirement benefits of the Company.

The sponsor contribution rate referring to the old plan (defined benefit plan) for the period of 2005 and 2004 is 19.8%, of the salary of the participants enrolled in this plan (7 participants on March 31, 2005). For the defined contribution plans, the sponsor’s contribution ranges from 3% to 8% of the participant’s applicable salary in addition to the extraordinary contribution provided for in the plan’s regulation for financing administrative expenses and the balance of the account projected for benefits in the events of disability and death of the enrolled participant.

Statement of changes in actuarial liability:

	Consolidated
	March	December
	31, 2005	31, 2004

Actuarial liabilities in the beginning of the year	439,106	393,245
Charges and interest on actuarial liabilities	3,246	90,450
Actuarial adjustment – CVM Resolution 371	8,858	26,204
Debt surplus – January to April 2003 – Voluntary Dismissal Program	-	(15,683)
Monetary restatement of debt surplus – January to April 2003 – PDI	-	270
Payments made in the period (defined contribution plan)	(10,734)	(55,380)

Total	440,476	439,106

Current	66,697	68,342

Noncurrent liabilities	373,779	370,764

23. Shareholders’ Equity

a) Capital stock paid-in

The authorized capital on March 31, 2005 corresponds to 1 trillion common or preferred shares and on December 31, 2004 were 700 billion common or preferred shares. The subscribed and fully paid-in capital stock at the close of the first quarter of 2005 and at the close of the year 2004 amounts to R$2,273,913, comprised of 334,399,028 thousand shares, without par value and distributed as follows (in thousand share lots): 124,369,031 common shares and 210,029,997 preferred shares. The book value per share of the outstanding shares as of March 31, 2005 (333,131,837 thousand shares) and December 31, 2004 (332,964,465 thousand shares) are R$15.13 and R$13.59, respectively per thousand share lot, expressed in reais.

On February 23, 2005 the definitive terms of the capital increase of the Company were approved within the limit of the authorized capital to R$4,096,713, with an increase in shares distributed as follows (in thousand share lots): up to 157,658,651 common shares and up to 266,248,325 preferred shares in all respects identical to those currently in existence upon private subscription by the current shareholders and with the extension of preemptive rights to those retaining American Depositary Shares (“ADSs”). The Company shall maintain its decision to increase capital provided that the subscribed amount reaches a minimum of R$911,400. The amount expected for such operation is R$1,822,800.

b) Treasury shares

On March 31, 2005, the Company held 1,267,191 thousand of its own preferred shares in treasury (1,434,563 thousand preferred shares on December 31, 2004). In the first quarter of 2005, 167,372 lots of one thousand shares were sold. The balance of treasury shares on March 31, 2005 is R$14,326 (R$16,218 on December 31, 2004).

The market value per thousand shares lot at the end of the first quarter of 2005, expressed in reais, was R$4.35.

c) Dividends

According to the Company by-laws, dividends must be at least 25% of the adjusted net income according to Corporate Law.

Preferred shares are do not have voting rights except under limited circumstances and they are assured (i) preemptive rights in the payment of minimum non-cumulative dividends of 6% p.a. on the amount resulting from the subscribed capital divided by the total number of Company shares, or (ii) receipt of dividends 10% higher than that paid on each common share in the event of liquidation of the Company.

In December 2004, the adjusted net result basis for dividends distribution purposes was negative.

On December 31, 2004 Embratel recorded R$57,227 of interest on capital receivable and R$93,024 of dividends receivable, credited by Star One, which are subject to approval by the shareholder’s General Meeting. Therefore, Star One’s retained earnings were fully distributed to its shareholders.

d) Stock option plan

The stock option plan was approved at the Annual Shareholders General Meeting held on December 17, 1998 and is regulated by the Management Commission of the stock option plan within the limits of its authority.

The contracts grant to directors and employees the option of acquiring preferred shares at a pre-defined price on the grant date, establishing terms and conditions under which the beneficiary is eligible to exercise the option (vesting period), within the maximum limit of 10 years.

The acquired shares will maintain all of the rights pertaining to the shares of equal class and type, including dividends.

According to rules established in the Stock Options Plan, upon the change in shareholding control of the Company on July 23, 2004, the granted options became exercisable.

Number of purchase options of preferred shares (per thousand)

Open options on December 31, 2004	7,168,494

Options cancelled in 2005	(239,101)
Options sold in 2005	(167,372)
Open options as of March 31, 2005	6,762,021

Weighted average exercise price of the purchase options on March
31, 2005 (per thousands of shares, expressed in reais)	6.68

As required by CVM Official Letter No. 01/04, item 21.9, had the Company opted for accruing, in the statements of income, the loss in sales of treasury shares incurred during the period, net for the three-month period ended March 31, 2005 would decrease by R$1,524, totaling R$41,859.

e) Reconciliation of net income of the Company to those of the Consolidated Financial Statements

The difference between net income of the Company and the consolidated results, refers to donations recorded in shareholders’ equity of the subsidiaries, in the amount of R$94 during the three months ended March 31, 2005 (R$256 in the same period of 2004).

24. Transactions with Related Parties

Transactions with related parties are conducted according to conditions and terms similar to those practiced by the market, and the most important balances and values are shown below:

	Consolidated
	March	December
	31, 2005	31, 2004
ASSETS
Current
Accounts receivable (telephone traffic)
Techtel	169	137
Telmex – Brazil	1,250	5,494
BSE	720	578
ATL	1,704	1,418
Stemar	1,722	1,067
BCP	384	282
Tess	1,674	1,097
Telet	19	549
Albra	8	7
Americel	75	49

Accounts receivable (call center)
BSE	179	433
ATL	3,178	3,203
BCP	292	463
Tess	115	459
Telet	962	650
Americel	266	320

Foreign Administrators (telephone traffic)
Telmex – México	1,432	2,254
Telmex – Chile	455	133
Telmex – Argentina	883	389

Other assets
Telmex USA	2,509	-
Telmex – Brazil (loan) (2)	586	565
Stemar	320	223

	Consolidated
	March	December
	31, 2005	31, 2004
LIABILITIES
Current
Accounts payable (telephone traffic)
Telmex – Brazil	1,755	4,425
Telet	1,004	2,874
Americel	3,698	6,478
Tess	3,377	6,320
Algar	575	7,784
BCP	6,001	10,438
BSE	4,895	5,569
Stemar	750	2,816
Albra	1,040	1,721
ATL	915	974
Techtel	8	6

Foreign administrators (telephone traffic)
Telmex México	1,318	1,654
Telmex Chile	417	255
Telmex Argentina	700	319

Other Liabilities
Telmex USA	116	-

Loans – Inbursa Bank (3)	201,456	133,401

	Consolidated
	March 31,
INCOME	2005	2004
Operating income
Domestic traffic
Telmex – Brazil	12,170	-
BSE	4,295	-
ATL	18,810	-
Stemar	1,693	-
BCP	5,201	-
TESS	7,914	-
Telet	12,695	-
Albra	4,385	-
Americel	15,039	-
International traffic
Telmex – México	873	-
Telmex – Argentina	479	-
Telmex – Chile	315	-
Techtel	28	-
MCI (1)	-	25,392
Others (1)	-	171
Call Center
BSE	764	-
ATL	3,090	-
Stemar	1,025	-
BCP	392	-
TESS	370	-
Telet	2,016	-
Americel	1,393	-

Cost of services provided
Domestic traffic
Telmex – Brazil	(2,686)	-
Albra	(3,506)	-
Algar	(12,402)	-
Americel	(8,894)	-
BCP	(24,710)	-
BSE	(10,338)	-
Stemar	(3,584)	-
Telet	(14,163)	-
Tess	(8,937)	-
ATL	(318)	-
International Traffic
Techtel	(67)	-
Telmex – México	(516)	-
Telmex – Argentina	(381)	-
Telmex – Chile	(160)	-
MCI (1)	-	(18,883)
Others (1)	-	(196)

General and administrative
Administrative fee MCI (1)	-	(4)
Proceda	-	(378)

Financial
Exchange fluctuation on the administrative fee - MCI (1)	-	(11)
Interest on loan – Telmex – Brazil (2)	21	-
Interest on borrowings –Inbursa Bank (3)	(1,660)	-

(1)	In July 2004, the disposal of the shareholding interest of MCI in the Company was concluded (Note 1)

(2)	Interest rate: SELIC – Special System for Settlement and Custody
Maturity of principal: R$467 on April 15, 2005 and R$98 until June 29, 2005

(3)	Interest rate: three month Libor + spread of 1.2% Maturity of principal: November 11, 2005 Guarantee: promissory note

The Company has a loan agreement with the subsidiary Palau Telecomunicações Ltda., which was signed on August 31, 2004. The balance at March 31, 2005 was a liability of R$49,660 (R$49,254 at December 31, 2004). The interest on this loan for the first quarter of 2005 totaled R$406. This loan accrues interest at TR + 1% p.a., matures on August 31, 2007 and is guaranteed by a promissory note.

25. Insurance (Not subject to review by the independent auditors)

The Company’s Management considers that all assets and liabilities of any material value and risks related thereto have been covered by insurance.

26. Agreement with Operators

In November 2004, the Company formalized an agreement with the operators of the Telemar and Brasil Telecom groups to settle administrative, legal and business disputes arising among the parties over the past several years, establishing guidelines and commitments that will govern their relationships as from that date. As a result, a gain of approximately R$21 million was recorded in the consolidated statement of income for the year ended December 31, 2004, net of taxes, as: trade accounts receivable, allowance for doubtful accounts, deferred and recoverable taxes, judicial deposits and other current assets, property, plant and equipment, accounts payable and accrued expenses, taxes and contributions, other liabilities, deferred income, bad debt expenses, other operating income (expenses), net, financial income (expenses), non-operating income (expenses) and income tax and social contribution expenses. The Company’s Management believes that this agreement will enable a better operating relationship with the referenced companies due to the fact that it sets forth clearer regulations that can lead to a solution of pending matters and prevent future disputes among the parties as well as bring about an enhanced ability to assess business among the parties.

27. Subsequent Event

a) Notes

On April 27, 2005, Embratel made a prepayment of 35% of US$275 million Notes acquired in December 2003, which maturity would be in 2008.

b) Capital increase

On May 3, 2005, the Company’s capital increase, approved by the Board of Directors' on February 3, 2005 and re-ratified on February 23, 2005, was concluded, with the entire subscription of the shares offered. After the ratification of capital increase by the Board of Directors, Company’s capital will be of R$4,096,713, with the following ownership structure:

Shareholders	Commom	%	Preferred	%	Total	%

Startel Participações Ltda 1	148,345,868,474	52.60%	118,103,552,586	24.80%	266,449,421,060	35.14%
New Startel Participações Ltda 1	5,619,208,511	1.99%	4,470,908,233	0.94%	10,090,116,744	1.33%
Telmex Solutions Telecommunications 1	114,368,209,714	40.55%	90,996,760,410	19.11%	205,364,970,124	27.08%
Consertel 1,2	0	0.00%	2,661,105,000	0.56%	2,661,105,000	0.35%
Controller Stake	268,333,286,699	95.14%	216,232,326,229	45.40%	484,565,612,928	63.90%
Treasury Stock	0	0.00%	1,263,690,747	0.27%	1,263,690,747	0.17%
Others	13,694,395,274	4.86%	258,782,305,387	54.33%	272,476,700,661	35.93%
Total	282,027,681,973	100.00%	476,278,322,363	100.00%	758,306,004,336	100.00%
% by type of shares	37.2%	0.00%	62.8%	0.00%	100.0%	0.00%
1 Telmex; 2 Held through ADRs

EMBRATEL PARTICIPAÇÕES S.A.
COMMENTS ON THE CONSOLIDATED PERFORMANCE
FOR THE FIRST QUARTER OF 2005 COMPARED TO THE MAIN
VARIATIONS OCCURRED IN THE SAME PERIOD LAST YEAR

Net Revenue

				% Var	% Var
R$ million	1Q04	4Q04	1Q05	YoY	QoQ

Net Revenues	1,892.7	1,858.5	1,896.3	0.2%	2.0%
Voice	1,287.4	1,204.3	1,231.9	-4.3%	2.3%
Data	415.0	437.4	447.3	7.8%	2.3%
Local services	136.5	152.7	149.3	9.4%	-2.2%
Other services	53.7	64.1	67.8	26.2%	5.9%

Long Distance Voice Services

				% Var	% Var
R$ million	1Q04	4Q04	1Q05	YoY	QoQ

Net voice revenues	1,287.4	1,204.3	1,231.9	-4.3%	2.3%
Domestic long distance	1,084.4	1,001.5	1,040.3	-4.1%	3.9%
International long distance	203.0	202.8	191.5	-5.6%	-5.5%

						% Var	% Var
Minutes million	1Q04	2Q04	3Q04	4Q04	1Q05	YoY	QoQ

Net voice traffic	3,710.2	3,491.2	3,381.5	3,514.4	3,582.3	-3.4%	1.9%
Domestic long distance	3,331.8	3,116.0	2,959.5	2,966.1	2,987.3	-10.3%	0.7%
International long distance	378.4	375.2	422.0	548.3	594.9	57.2%	8.5%

Domestic Long Distance

In the first quarter of 2005, domestic long distance traffic totaled 2,987 million minutes increasing 0.7 percent compared with the fourth quarter of 2004 which is seasonally the strongest quarter of the year.

Domestic long distance revenues were R$1,040 million, an increase of 3.9 percent compared with the fourth quarter of 2004. During the quarter the company carried out promotions and regionally targeted campaigns in order to stimulate usage of the 21 access code. Mobile revenues continued to grow and represent a larger portion of the company’s long distance revenue composition.

International Long Distance

International long distance traffic totaled 595 million minutes, a 57.2 percent increase compared with same period last year and an 8.5 percent sequential improvement. This increase is mainly related to higher inbound traffic resulting from the carrier agreements negotiated in the fourth quarter of 2004.

International long distance revenues were R$192 million in the first quarter of 2005. Year-over-year, international long distance revenues declined 5.6 percent due to lower rates. The growth in inbound revenues partially offset the decline in outbound revenues.

Data Communications

				% Var	% Var
Thousands	1Q04	4Q04	1Q05	YoY	QoQ

64 Kbits Line Equivalents	685.7	1,000.8	1,118.4	63.1%	11.7%

In the first quarter of 2005, 118 thousand 64kbits line equivalents were added. At the end of March 2005, Embratel had more than 1.1 million 64kbit line equivalents providing data services to business customers. Year-over-year, 64kbit line equivalents in service increased 63.1 percent.

				% Var	% Var
R$ million	1Q04	4Q04	1Q05	YoY	QoQ

Net data communications	415.0	437.4	447.3	7.8%	2.3%

Embratel's data communications revenues were R$447 million in the first quarter of 2005, representing a 7.8 percent year-over-year increase. The increase is due to higher core data and Internet revenues, as well as wholesale revenues each contributing for approximately half of the growth year-over-year.

Local Revenue

				% Var	% Var
R$ million	1Q04	4Q04	1Q05	YoY	QoQ

Local Services	136.5	152.7	149.3	9.4%	-2.2%

In the first quarter of 2005, Embratel’s corporate customer business revenue and traffic continued to grow. Sales of local voice services to corporate customers were strong and we expect these sales to further contribute to revenues as services are installed. Embratel has been investing to increase access to customers.

At the same time, the company continued its efforts to improve customer base quality at the residential market which resulted in a slowdown in sales and traffic. The plan for the residential market is to grow the customer base using capacity that is available in the wireless local loop network targeting market niches where the product has highest appeal.

Embratel’s first quarter local revenues were R$149 million which compared with the first quarter of 2004 represented local revenue growth of 9.4 percent.

Operating Income

				% Var	% Var
R$ million	1Q04	4Q04	1Q05	YoY	QoQ

Net Revenues	1,892.7	1,858.5	1,896.3	0.2%	2.0%
Cost of services	(1,255.3)	(1,222.4)	(1,243.5)	-0.9%	1.7%
Operating Income (expense)	(482.0)	(578.1)	(459.0)	-4.8%	-20.6%

Income Before
Financial Income (Expense) and taxes (EBIT)	155.4	58.0	193.8	24.7%	234.4%
Depreciation/ Amortization	293.0	278.9	270.8	-7.6%	-2.9%

Operating Income before
Financial Income (Expense), Taxes ,
Depreciation and Amortization (EBTIDA)	448.4	336.9	464.6	3.6%	37.9%
Ebtida Margin	23.7%	18.1%	24.5%	0.8	6.4

Interconnection costs rose to R$868 million in the first quarter of 2005 due to the increase in mobile traffic.

Other Cost of Services were to R$ 148 million in the first quarter of 2005 declining 8.0 percent year-over year. This decline is mainly associated with the reduction of costs of the company’s wireless local loop (WLL) operation.

Selling expenses were R$226 million in the first quarter of 2005 an annual increase of 4.7 percent. This increase is mainly explained by an increase in allowance for doubtful accounts which is consistent with Embratel bad debt provisioning policy. The allowance for doubtful accounts was partially compensated by a decline in third party services.

General & Administrative expenses were R$192 million and declined 19.5 percent when compared with the first quarter of 2004 mainly due to reductions in third party expenses associated with less use of consultants, the ongoing revision of third party contracts and a decrease in personnel expenses. Quarter-over-quarter expenses related to personnel rose due to the provision for employee profit sharing.

EBITDA, EBIT and Net Income

A slight increase in revenues due to data and local, along with better - cost control, produced a year-over-year EBITDA growth of 3.6 percent. EBITDA reached R$465 million in the first quarter of 2005 compared with R$448 million in the first quarter of 2004. Accordingly, the EBITDA margin was 24.5 percent in the first quarter of 2005 compared with 23.7 percent the same quarter of last year.

As a result of a better EBITDA performance and lower depreciation, operating income (EBIT) rose 24.7 percent in the first quarter of 2005 compared with the first quarter of the prior year. Operating income (EBIT) reached R$194 million compared with R$155 million in the same prior year quarter. Operating margin was 2.2 percentage points better than last’s year reaching 10.2 percent.

Financial expenses, including monetary variation, fell 27.3 percent year-over - year in the first quarter of 2005. Part of this decline was the result of less interest paid due to the company’s efforts to reduce the cost of debt.

Net income rose to R$43 million in the first quarter of 2005 compared with R$5 million in the first quarter of 2004.

Financial Position

Cash position on March 31, 2005 was R$931 million. Embrapar ended the quarter with a total outstanding debt of R$3.3 billion and net debt of R$2.4 billion. Short-term debt (accrued interest, short-term debt and current maturity long-term debt in the next 12 months) was R$2.0 billion.

	Dec 31, 2004				Mar 31, 2005
Embratel Participações SA	Amounts in		Average Cost	Maturity	Amounts in		Average Cost	Maturity
	R$ million	%	of Debt		R$ million	%	of Debt

Hedged and reais short term debt	1,524.9	72.6%	97,67% CDI	up to 1,0 year	1,414.3	70.7%	98,14% CDI	up to 1,0 year
Unhedged short term debt	574.3	27.4%	US$ + 3,24%	up to 1,0 year	586.4	29.3%	US$ + 2,93%	up to 1,0 year
Total short term debt	2,099.2	61.2%			2,000.7	60.6%
Hedged and reais long term debt	330.7	24.9%	70,95% CDI	up to 5,7 years	299.1	23.0%	71,10% CDI	up to 4,8 years
Unhedged long term debt	999.9	75.1%	US$ + 9,37%	up to 9,0 years	1,003.0	77.0%	US$ + 9,65%	up to 8,7 years
Total long term debt	1,330.6	38.8%			1,302.1	39.4%
Hedged and reais total debt	1,855.5	54.1%	92,91% CDI	up to 5,7 years	1,713.4	51.9%	93,42% CDI	up to 4,8 years
Unhedged total debt	1,574.3	45.9%	US$ + 7,13%	up to 9,0 years	1,589.3	48.1%	US$ + 7,17%	up to 8,7 years
Total debt	3,429.8	100.0%	US$ + 4,28%	up to 9,0 years	3,302.8	100.0%	US$ + 5,08%	up to 8,7 years

Capex

Total capital expenditures in the first quarter of 2005 were R$217 million. The breakdown is as follows: local infrastructure, access and services– 28.3 percent; data and Internet services – 22.9 percent; network infrastructure – 2.2 percent, others – 19.0 percent and Star One – 27.6 percent.

Capital Increase

On February 3, Embrapar’s board of directors approved a capital increase of R$1.8 billion representing an issuance of 266,248,325,303 preferred shares and 157,658,651,441 ordinary shares. A total of 194.943.245.280 shares were subscribed during the initial period (143.802.116.431 ordinary and 51.141.128.849 preferred). Shares available for the first leftover round which ends on April 19, 2005 are 13.856.535.010 ordinary and 215.107.196.454 preferred shares corresponding to 54 percent (8.8 percent of the ordinary and 80.8 percent of preferred) of the total amount of the proposed capital increase.

On May 3, 2005, there was full subscription of shares subject matter of Company capital increase, as described in note 27.

The purpose of the capital increase is to strengthen the financial position of Embrapar and its subsidiaries in view of their funding requirements over the medium term. These include repaying maturing debt – including 35 percent of the US$275 million Guaranteed Notes, prepaying some higher-cost debt, and funding capital expenditures. A stronger balance sheet will also position Embratel to compete more effectively and to meet challenges and opportunities as they arise.

Embratel Participações SA
Consolidated Statement of Cash Flow - Corporate Law
R$ millions	1Q04	1Q05

Cash provided by operating activities
Net income/(loss) - cash flow	4.6	43.3
Depreciation/Amortization	293.0	270.8
Exchange and Monetary (Gains)/Losses	27.8	4.1
Swap Hedge Effects	20.2	18.5
Minority Interest - cash flow	8.0	11.4
Loss/(Gain) on permanent asset disposal	10.5	0.4
Other operating activities	(8.1)	(5.8)
Changes in current and noncurrent assets and liabilities	(113.8)	(113.2)
Net cash provided by operating activities	242.2	229.5
Cash flow from investing activities
Additions to investments/Goodwill	(0.8)	-
Additions to property, plant and equipment	(133.8)	(217.5)
Deferred fixed assets - cash flow	(100.4)	-
Net cash used in investing activities	(235.0)	(217.5)
Cash flow from financing activities
Loans obtained and repaid	(495.7)	(167.7)
Swap Hedge Settlement	(47.7)	(41.0)
Dividends Paid	(101.9)	(0.0)
Advances for future capital increase	-	294.9
Other financing activities	(5.3)	0.4
Net cash used in financing activities	(650.6)	86.6
Increase in cash and cash equivalents	(643.4)	98.7
Cash and cash equivalents at beginning of period	1,719.5	832.0
Cash and cash equivalents at end of period	1,076.1	930.7

EMBRATEL PARTICIPAÇÕES S.A.

CONSOLIDATED STATEMENTS OF INCOME OF THE SUBSIDIARY
EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A – EMBRATEL
For the three-month period ended March 31, 2005 and 2004
(In thousands of Brazilian reais, except for income per thousand shares)

	Unaudited,
	March 31,
	2005	2004
GROSS OPERATING REVENUE
Telecommunications services	2,432,749	2,390,893
Gross revenue deductions	(584,882)	(574,554)

Net operating revenue	1,847,867	1,816,339
Cost of services	(1,203,222)	(1,177,262)

Gross profit	644,645	639,077

OPERATING INCOME (EXPENSE)	(437,219)	(455,802)

Selling expenses	(213,781)	(212,322)
General and administrative expenses	(222,918)	(256,468)
Other operating income (expenses), net	(520)	12,988

OPERATING INCOME BEFORE
FINANCIAL EXPENSE, NET	207,426	183,275
Financial expense, net	(102,799)	(119,847)

OPERATING INCOME	104,627	63,428
Other non-operating income (expense), net	413	(4,270)

INCOME BEFORE TAXES AND MINORITY INTEREST	105,040	59,158
Income tax and social contribution	(37,186)	(21,923)
Minority interest	(10,709)	(7,618)

NET INCOME FOR THE PERIOD	57,145	29,617

QUANTITY OF SHARES (IN THOUSANDS)	4,723,844	4,723,844

NET INCOME PER THOUSAND SHARES IN R$	12.10	6.27

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 31, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.